UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number ____________________

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates' 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
200 Nyala Farm Road
Westport, Connecticut  06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
December 31, 2009

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

INDEX

Page:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-13

SUPPLEMENTAL SCHEDULES*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	15

SIGNATURE	16

EXHIBIT
Consent of Independent Registered Public Accounting Firm	17

* Other schedules required by Section 2520.103-10 of the Department of Labor ‘s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”), as of December 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan, as of December 31, 2009 and 2008, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2009, in conformity with U.S. GAAP.

Our audits were conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan, as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 28, 2010

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31

	2009	2008

ASSETS
Investments:
Mutual Funds at fair value (see Notes 3 & 4)	$184,275,726	$143,829,996
Common Stock at fair value (see Notes 3, 4 & 5)	50,102,852	32,249,487
Common Collective Trust at fair value (see Notes 3 & 4)	16,226,900	16,253,948
Participant loans	11,645,908	13,536,731

Total investments	262,251,386	205,870,162

Receivables:
Participants’ contributions	1,042,000	1,012,417
Employer contributions	466,671	341,811

Total receivables	1,508,671	1,354,228

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	263,760,057	207,224,390

Adjustments from fair value to contract value for fully benefit- responsive investment contracts (see Note 4)	301,742	876,771

NET ASSETS AVAILABLE FOR BENEFITS	$264,061,799	$208,101,161

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Net appreciation in fair value of investments	$46,181,770
Dividends from investments	3,469,923
Interest from participant loans	869,182
Participant contributions	18,231,122
Employer contributions	10,355,634
Rollover contributions	673,587
Transfer in from other plans	6,537,836
Total additions, net	86,319,054

DEDUCTIONS:
Benefits paid to participants	(30,230,316)
Administrative fees	(128,100)
Total deductions	(30,358,416)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	55,960,638

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	208,101,161

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$264,061,799

See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.           DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements.  The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan.  The Administrative Committee is considered the plan administrator for purposes of ERISA.

The Plan permits participants to irrevocably designate some or all of their elective contributions under the Plan as designated Roth contributions.  Designated Roth contributions are elective contributions that, unlike pre-tax elective contributions, are currently includible in the participant’s gross income. The Roth contributions are made in lieu of all or a portion of the elective contribution the participant is otherwise eligible to make under the Plan.

In July 2009, the Plan was amended to allow each participating employer to make profit sharing contributions as applicable to its employees which may differ between participating employers.  The definition of employee was amended to include as eligible employees, individuals providing service for more than 180 days.

In December 2009, the Plan was timely amended to comply with provisions of the Pension Protection Act of 2006, Worker, Retiree and Employer Recovery Act and certain other provisions of applicable law that were effective after December 31, 2006.

During 2009, Terex Cranes Wilmington, Inc. and Koehring Cranes, Inc. were merged into Terex USA, LLC.  Provisions specific to the employees under these former entities were maintained under the new entity.

Participant Eligibility – Permanent employees, that are not represented under a collective bargaining agreement, may begin participation on the first day of the month following their hiring, with the exception of certain employees of a division of the Company’s Aerial Work Platforms segment.  The eligibility for these employees begins after completion of sixty days of service.  Eligibility for employees under a collective bargaining agreement (“Represented”) is as follows: Terex Reedrill’s (“Reedrill”) and Halco America Inc.’s (“Halco”) employees were eligible after completion of six months of service (see Note 11, “Subsequent Events,” for discussion related to the sale of these businesses); Powerscreen USA, LLC d/b/a Simplicity Engineering (“Simplicity”) employees are eligible to participate in the Plan after 120 days of service; Terex USA, LLC’s, employees are eligible to participate in the Plan on the first day of the month following their hiring.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions.  The maximum pre-tax contribution permitted under Internal Revenue Service (“IRS”) regulations in 2009 was $16,500.  Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations.  These additional catch-up contributions are not eligible for matching Company contributions.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Company provides safe harbor matching contributions of 100% of the first 4% of the participant’s contributions, except for Represented employees of Reedrill, Halco and Simplicity.

For Represented employees, the Company contributions are as follows: the Company matches 33.33% of the first 6% of the Reedrill and Halco participant’s contribution and 50% of the first 4% of Simplicity participant’s contribution to the Plan.

The Company may make, in its sole discretion, supplementary contributions.

Company contributions are made in Terex Corporation common stock, $.01 par value per share (“Common Stock”).  Company matching contributions in Common Stock are unrestricted, thereby allowing participants to exchange the value of Common Stock into other investment options.

Effective August 1, 2008, automatic enrollment of 2% of compensation was instituted for participants not subject to collective bargaining agreements.  Effective January 1, 2009, automatic enrollment of 2% of compensation was instituted for all Represented employees under the Plan, except for certain Represented employees in Terex USA, LLC.

Contributions are limited in that the sum of:  a) total Company contributions; b) total participant pre-tax contributions; c) total participant Roth contributions and d) total participant post-tax contributions, cannot exceed the lesser of:  i) $49,000 or ii) 100% of the participant’s total compensation for the year.  Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment alternatives.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions plus any actual earnings thereon, except for Represented employees of Reedrill and Halco, who vested in all Company contributions after one year of eligible service.

Forfeitures – Nonvested Company contributions of participants that have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative expenses.  However, participants that return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited.  At December 31, 2009 and 2008, respectively, forfeited nonvested accounts totaled $170,018 and $399,368.  These accounts will be used to offset future Company contributions or pay Plan administrative fees.  During the year ended December 31, 2009, $249,922 of the forfeiture account was used to offset Company contributions or payment of plan expenses.

Allocation of Earnings – Each participant's account is credited with contributions and an allocation of earnings (losses) from the respective investment funds.  A participant's contributions and related Company’s contributions are used to purchase shares in the various investment alternatives.  The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the participant’s account becomes payable to the participant or designated beneficiary.  Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant’s account is greater than $5,000 the participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans - Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions.  Terms of all loans are established by the plan administrator.  As of December 31, 2009, interest rates on participant loans ranged from 4.25% to 9.00% with maturities at various dates through 2024.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Expenses – Fees and expenses related to administering the Plan are generally paid by the Company.  Investment management fees and loan administration fees are paid by participants.

Payment of Benefits – Benefits are recorded when paid.

Transfers-in – Transfers-in are recognized at the time the assets are received by the Plan.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period.  Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value (see Note 3).  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Net appreciation in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.  Dividends are recorded on the ex-dividend date.  Participant loans are valued at cost plus accrued interest which approximates fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits has been prepared using the contract value of fully benefit-responsive investment contracts.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance later codified under Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”), related to determining fair value when the volume and level of activity for the asset or liability has significantly decreased and identifying transactions that are not orderly. ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a significant impact on the Plan’s financial statements.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

In May 2009, the FASB issued guidance related to subsequent events, which was later codified under ASC 855, “Subsequent Events.”  This guidance was effective for interim or annual financial periods ending after June 15, 2009.  This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This disclosure should alert all readers of financial statements that an entity has not evaluated subsequent events after the date filed or disclosed in the set of financial statements being presented.  Adoption of this guidance did not have a significant impact on the determination or reporting of the Plan’s financial results.

In June 2009, the FASB issued guidance to establish the FASB Accounting Standards Codification™ (“Codification”).  The Codification is the single source of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  All existing accounting standards are superseded as described in the guidance.  All other accounting literature not included in the Codification is nonauthoritative.  This guidance is effective for interim and annual periods ending after September 15, 2009.  As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements

In September 2009, the FASB issued Accounting Standards Update 2009-12, “Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” which amends ASC 820.  This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.  It permits the use of the investment’s net asset value as a practical expedient to determine fair value.  This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees.  This guidance is effective for periods ending after December 15, 2009.  Adoption of this guidance did not have a significant impact on the Plan’s financial condition or results of operations.

In January 2010, the FASB issued Accounting Standards Update 2010-06, “Improving Disclosures about Fair Value Measurements,” which also amends ASC 820.  This amendment requires new disclosures, including the reasons for and amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and separate presentation of purchases, sales, issuances and settlements in the reconciliation of activity for Level 3 fair value measurements.  It also clarified guidance related to determining the appropriate classes of assets and liabilities and the information to be provided for valuation techniques used to measure fair value.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The Plan is evaluating the adoption of this guidance, but does not expect that it will have a significant impact on the determination or reporting of its financial results.

3.	FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with ASC 820.  ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Determining which category an asset or liability falls within this hierarchy requires judgment.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 -	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as all of these instruments have active markets.  The Common Collective Trust value is determined by the contractual terms of the underlying guaranteed investment contracts (“GICs”) and is priced based on the market value of the underlying investments in the portfolio which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps.  The participant loans are included at cost plus accrued interest in the Statements of Net Assets Available for Benefits, which approximated their fair values at December 31, 2009 and 2008.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	12/31/09	Level 1	Level 2	Level 3
Mutual funds:
Large cap
Value	$8,581,201	$8,581,201	$—	$—
Blend	8,997,714	8,997,714	—	—
Growth	33,093,817	33,093,817	—	—
Mid cap
Value	5,932,956	5,932,956	—	—
Blend	15,814,856	15,814,856	—	—
Small cap
Blend	2,772,356	2,772,356	—	—
Growth	3,736,576	3,736,576	—	—
Fixed income
Bond	12,480,528	12,480,528	—	—
Money market	23,601,570	23,601,570	—	—
International	19,924,928	19,924,928	—	—
Balanced	8,947,764	8,947,764	—	—
Lifecycle	40,391,460	40,391,460	—	—
Common stock:
Industrials	50,102,852	50,102,852	—	—
Common/collective trust funds:
Stable value	16,226,900	—	16,226,900	—
Participant loans	11,645,908	—	—	11,645,908
Total investments measured at fair value	$262,251,386	$234,378,578	$16,226,900	$11,645,908

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	12/31/08	Level 1	Level 2	Level 3
Mutual funds:
Large cap
Value	$6,802,478	$6,802,478	$—	$—
Blend	5,490,794	5,490,794	—	—
Growth	23,904,349	23,904,349	—	—
Mid cap
Value	4,325,600	4,325,600	—	—
Blend	11,423,344	11,423,344	—	—
Small cap
Blend	1,723,218	1,723,218	—	—
Growth	2,436,857	2,436,857	—	—
Fixed income
Bond	10,139,420	10,139,420	—	—
Money market	26,081,766	26,081,766	—	—
International	14,340,208	14,340,208	—	—
Balanced	7,352,647	7,352,647	—	—
Lifecycle	29,809,315	29,809,315	—	—
Common stock:
Industrials	32,249,487	32,249,487	—	—
Common/collective trust funds:
Stable value	16,253,948	—	16,253,948	—
Participant loans	13,536,731	—	—	13,536,731
Total investments measured at fair value	$205,870,162	$176,079,483	$16,253,948	$13,536,731

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$13,536,731
Issuances, repayments and settlements, net	(1,890,823)
Balance as of December 31, 2009	$11,645,908

4.	INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2009		2008
Terex Corporation Common Stock	$50,102,852	*	$32,249,487	*
Fidelity Retirement Money Market Portfolio Fund	$23,601,570		$26,081,766
Fidelity Managed Income Portfolio Class I	$16,226,900		$16,253,948
Participant loans	N/A		$13,536,731
Fidelity Low Price Stock Fund	$15,814,856		$11,423,344
Fidelity Diversified International Fund	$15,125,600		$11,299,366
                   *         Participant and nonparticipant-directed (See Note 5)

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2009, the net appreciation in fair value of the Plan’s investments, including investments purchased and sold, as well as held during the year, are as follows:

Mutual Funds	$35,125,964
Common Stock	11,055,806
Total	$46,181,770

The Plan has an interest in Fidelity Managed Income Portfolio Class I (“MIP”), a common collective trust.   The majority of this MIP is invested in synthetic GICs which are fully benefit-responsive.  A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract.  Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. Government securities) to those of guaranteed investment contracts.  As described in Note 2, Significant Accounting Policies – Investment Valuation and Income Recognition, contract value is the relevant measurement attribute for synthetic GICs.  Contract value, as reported to the Plan, represents the principal balances of the contracts, plus accrued interest at the stated rate, less payments received and contract charges by the insurance company.  There is no immediate recognition of investment gains and losses. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the MIP under the wrapper contract. The wrapper contract also provides for the payment of participant withdrawals and exchanges at contract value.  The contract value as of December 31, 2009 and 2008, was $16,528,642 and $17,130,719 respectively; the fair value, as of December 31, 2009 and 2008, was $16,226,900 and $16,253,948, respectively.

Wrapper contracts accrue interest using a formula called the “crediting rate.”  The crediting rate is the discount rate that equates estimated future market value with the portfolio’s contract value.  The crediting rate is based on a formula agreed upon with the issuer of the wrapper contract with the requirement that interest rates may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.  The crediting rate may be affected by many factors, including purchases and redemptions by unitholders.  Certain events limit the ability of the Plan to transact at contract value with the wrapper contract issuer. Such events include the following: (1) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) establishment of a defined-contribution plan that competes with the Plan for employee contributions, (3) any substantive modification to the Plan or administration of the Plan that is not consented to by the wrapper contract issuer, and (4) transfer of assets from the fund directly to a competing option.  However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.  The wrapper contract issuer may terminate a wrapper contract for cause at any time.

The average yields earned by contracts held by the MIP were approximately 3.16% and 3.57% for the years ended December 31, 2009 and 2008, respectively.  The average yields earned by the Plan for contracts held by the MIP based on the actual interest rates credited to participants were approximately 1.20% and 3.04% for the years ended December 31, 2009 and 2008, respectively.

5.	PARTICIPANT AND NONPARTICIPANT-DIRECTED INVESTMENTS IN TEREX CORPORATION COMMON STOCK

The Company’s contributions to the Plan are invested solely in the Common Stock of the Company (see Note 1 – Description of the Plan).  Additionally, participants may also invest in the Common Stock of the Company.  Fidelity holds all Common Stock in one investment account that may be reallocated by the participants into other investment options.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	December 31,
	2009	2008
Net Assets:
Terex Corporation Common Stock	$50,102,852	$32,249,487

Year Ended December 31, 2009
Changes in Net Assets:
Contributions, including Company and participant contributions	$11,894,549
Net appreciation	11,055,806
Transfers from participant-directed investments	10,294,459
Withdrawals	(4,137,756)
Net loan activity	(33,464)
Expenses paid	(14,130)
Transfers to participant-directed investments	(11,203,062)
Forfeitures	(3,037)
$17,853,365

6.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ending December 31, 2009.

7.	PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity.  In addition to serving as trustee, Fidelity also serves as a custodian and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Fidelity for the investment management services and loan administration fees were $128,100 for the year ended December 31, 2009.  In addition, transactions in Common Stock and Participant Loans qualify as party-in-interest transactions.

8.	INCOME TAX STATUS

During 2009, to maintain the Plan’s status as a tax deferred retirement plan in accordance with the Internal Revenue Code, a contribution was made by the Company to the Plan under the Self-Correction Program to correct an insignificant operational failure. This qualified nonelective contribution in the amount of $357,672 rectified the exclusion of eligible employees from elective deferrals, matching contributions and earnings for the period August 1, 2008 through March 31, 2009.

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan received a determination letter, dated April 10, 2009, in which the IRS stated that the Plan met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation.  The Plan has been amended subsequent to receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

9.	TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the trustee.  In the event of Plan termination, Represented participants would become 100 percent vested in their Company contributions.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net increase in assets available for benefits per the financial statements to the Form 5500 at December 31, 2009:

Total net increase in assets available for benefits per the financial statements	$55,960,638
Contract value in excess of fair value	575,029
Transfer in from other plans	(6,537,836)
Total net income per the Form 5500	$49,997,831

11.	SUBSEQUENT EVENTS

On February 19, 2010, the Company sold its mining business and as a result, the participating employers related to the mining business, which included Reedrill and Halco, are no longer participating employers in the Plan.  The Company has determined that this transaction did not result in a partial plan termination.

During the first quarter of 2010, four putative class action lawsuits that generally cover the period between December 31, 2007 and February 2009, were filed in the United States District Court, District of Connecticut asserting claims under ERISA against the Company, the Plan’s Administrative Committee, the Company’s Board of Directors and certain other individuals alleged to have fiduciary responsibility.  These complaints, purportedly brought on behalf of all participants in the Plan and on behalf of the Plan, allege, among other things, that there were breaches of fiduciary duty related to investments in the Company’s stock.  These actions are at the very early stages and the Company has no information other than as set forth in the complaints.  The complaints all seek unspecified compensatory damages, costs and expenses.  The Company believes that the allegations in the suits are completely without merit, and along with the named individuals will vigorously defend against them.  The Company believes that it has acted, and continues to act, in compliance with ERISA.

TEREX CORPORATION AND AFFILIATES’                                                                                                         EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                                                                                           Plan #004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual Funds:
	Baron Growth Fund	Registered Investment Company	(1)	$3,736,576
	Trp Div Growth	Registered Investment Company	(1)	511,988
	Artio Int’l Equity	Registered Investment Company	(1)	4,799,328
	MFS Value Fund	Registered Investment Company	(1)	500,933
	Calamos Growth	Registered Investment Company	(1)	4,132,024
	Perkins Mid Cap Value Fund	Registered Investment Company	(1)	5,932,956
	PIMCO Real Return Bond	Registered Investment Company	(1)	1,918,336
	LD Abbett Small Cap Value	Registered Investment Company	(1)	2,772,356
	GS High Yield	Registered Investment Company	(1)	3,114,707
*	Fidelity Spartan US Equity Index Fund	Registered Investment Company	(1)	3,622,623
*	Fidelity Magellan Fund	Registered Investment Company	(1)	6,164,351
*	Fidelity Contrafund	Registered Investment Company	(1)	12,887,161
*	Fidelity Equity-Income Fund	Registered Investment Company	(1)	8,080,268
*	Fidelity Growth Company Fund	Registered Investment Company	(1)	9,910,282
*	Fidelity Intermediate Bond Fund	Registered Investment Company	(1)	7,447,484
*	Fidelity Balanced Fund	Registered Investment Company	(1)	8,947,764
*	Fidelity Low Price Stock Fund	Registered Investment Company	(1)	15,814,856
*	Fidelity Diversified International Fund	Registered Investment Company	(1)	15,125,600
*	Fidelity Dividend Growth Fund	Registered Investment Company	(1)	4,863,103
*	Fidelity Freedom Income Fund	Registered Investment Company	(1)	455,192
*	Fidelity Freedom 2000 Fund	Registered Investment Company	(1)	5,508,113
*	Fidelity Freedom 2010 Fund	Registered Investment Company	(1)	7,612,841
*	Fidelity Freedom 2020 Fund	Registered Investment Company	(1)	10,914,747
*	Fidelity Freedom 2030 Fund	Registered Investment Company	(1)	11,786,765
*	Fidelity Freedom 2040 Fund	Registered Investment Company	(1)	3,212,417
*	Fidelity Freedom 2050 Fund	Registered Investment Company	(1)	901,385
*	Fidelity Retirement Money Market Portfolio Fund	Registered Investment Company	(1)	23,601,570
				184,275,726
	Common Stock:
*	Terex Corporation	Common Stock	$54,954,669	50,102,852
	Common Collective Trust:
*	Fidelity Managed Income Portfolio Class I	Common Collective Trust	(1)	16,226,900
	Loans:
*	Participant Loans	Interest rates ranging from 4.25% to 9.00% with maturities at various dates through 2024	-	11,645,908
		Total		$262,251,386

* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for participant-directed funds

TEREX CORPORATION AND AFFILIATES’                                                                                                         EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                                                                                            Plan #004

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
DECEMBER 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$357,672	$─	$─	$─	$357,672

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates'
401(k) Retirement Savings Plan

/s/ Phillip C. Widman
Date: June 28, 2010                                                   By:  Phillip C. Widman
Senior Vice President and Chief Financial Officer
Terex Corporation